COVINGTON & BURLING

1330 AVENUE OF THE AMERICAS	NEW YORK
NEW YORK NY 10019	WASHINGTON
TEL 212.841.1000	SAN FRANCISCO
FAX 212.841.1010	LONDON
WWW.COV.COM	BRUSSELS

November 29, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Mail Stop 6061
100 F Street, N.E.
Washington D.C. 20549
Attn:	Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance

Re:	Acorda Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-128807

Dear Ladies and Gentlemen:

On behalf of Acorda Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated November 10, 2005, relating to the Company’s Registration Statement on Form S-1.  The Company is filing pre-effective Amendment No. 1 to the Registration Statement with this response letter.  All page numbers in our responses refer to Amendment No. 1.  Further, for the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

Comments applicable to the entire filing

1.                                       We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell.  These omissions include but are not limited to:

•	Summary Financial Data	•	The Option Grants Table
•	Use Of Proceeds	•	Shares Eligible For Future Sale
•	Capitalization	•	The Principal Stockholders Table
•	Dilution	•	Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell.  We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20.  You should include the required information in an amendment prior to circulating a “red herring” prospectus.

The Company has amended the disclosure relating to dilution on page 29 to include information with respect to existing stockholders.  The Company also intends to add disclosure relating to the number of shares eligible for future sale under Rule 144 and Rule 144(k) in a future pre-effective amendment prior to printing preliminary prospectuses.  With respect to all other omitted information referred to above, the Company intends to file a subsequent pre-effective amendment to the registration statement that will contain an anticipated price range and related pricing information prior to circulating a preliminary prospectus.  Due to the volatility of stock prices of publicly-held biopharmaceutical companies, the underwriters have advised the Company that it would be in the Company’s best interest to make a determination of the proposed price range closer in time to the circulation of the preliminary prospectus.

2.                                       Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use.  Please note that we may have comments.  Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

The Company does not intend to include any artwork in its printed prospectus.

3.                                       Comments on your application for confidential treatment will be provided in a separate letter when they are available.  Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

The Company acknowledges the Staff’s comment.

Summary — page 1

4.                                       On page 3, under “Preclinical programs,” please explain what the term “first-in-class therapies” refers to.

The Company has replaced the term “first-in-class therapies” on page 3 with a sentence explaining the phrase.

Summary Consolidated Financial Data — page 7

5.                                       Please include an explanatory note to your summary statements of operations data to clarify your presentation of the “pro forma” net loss per share information for the periods ended December 31, 2004 and June 30, 2005.

The Company has added the requested disclosure on page 6.

Risk Factors — page 8

If our Phase 3 clinical trials of Fampridine-SR are unsuccessful, or if we are unable to obtain regulatory approval for this product candidate or any approval is unduly limited in scope, our business prospects will be adversely affected. — page 10

6.                                       In the third paragraph of the risk factor you use an acronym, “SPA,” that will likely not be familiar to your readers.  Please replace it with the term it stands for.

The Company has defined the acronym “SPA” on page 11.

Our products and product candidates may not gain market acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue. — page 12

7.                                       If there is a risk that physicians may not believe that the benefits of your Zanaflex Capsules do not outweigh the higher cost of the capsules in relation to Zanaflex tablets or the generic equivalent of the Zanaflex tablets, then include this information in the risk factor to illustrate the risk.

The Company has added the requested disclosure on page 13.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan. — page 14

8.                                       Do you maintain key person life insurance?

The Company does not maintain key person life insurance on any officer, director or employee, with the exception of Dr. Ron Cohen.  The Company has added disclosure regarding key person life insurance to page 16.

We face an inherent risk of liability in the event that the use of misuse of our products results in personal injury or death. — page 15

9.                                       Please expand the risk factor to disclose the amount of insurance coverage you have.

The Company has added the requested disclosure on page 16.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. — page 17

10.                                 Please identify the types of hazardous materials you use.  If you have experienced adverse consequences in the past related to the use of these materials, please discuss the circumstances briefly here.

The Company has identified the types of hazardous materials that it uses on page 18.  The Company has not experienced adverse consequences related to the use of these materials in the past and therefore no disclosure has been added to this risk factor regarding adverse consequences.

11.                                 Also, disclose whether you maintain insurance for these types of damages and any limitations on this insurance.

The Company has added the requested disclosure on page 18.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your investment and experience further dilution in the future. — page 21

12.                                 Please revise this risk factor to explain that investors who purchase shares will:

•                    Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

•                    Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

The Company has added the requested disclosure on pages 22-23.

Use of Proceeds — page 25

13.                                 Please expand the disclosure to identify the amounts you will use for each stated purpose.  You should also disclose how far the proceeds will enable you to get in the development of each identified product.

The Company has expanded the disclosure on page 26 to identify the amounts that will be used for each stated purpose.  The Company anticipates that the proceeds from the offering will be sufficient to complete its Phase 3 clinical trial of Fampridine-SR and has included this disclosure in “Use of Proceeds.”  The Company’s Chondroitinase, Neuregulin and Remyelinating Antibody programs are very early stage and it is extremely difficult to forecast the future expenditures relating to these programs or how far the proceeds will enable the Company to get in the development of these products.  The revised disclosure on page 26 expresses the uncertainty related to the Company’s future research and development expenditures, specifically those related to the Chondroitinase, Neuregulin and Remyelinating Antibody programs.

14.                                 We note that you have three potential products that are in preclinical development, Chondroitinase, Neuregulin and Remyelinating Antibody.  Do you intend to use any of the proceeds to perform preclinical studies for these products?

The Company has added the requested disclosure on page 26.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

15.                                 Per Note 2 to your consolidated financial statements, we note that Novartis intends to discontinue tizanidine production at the end of 2005.  As you have not yet secured a supply agreement with an alternate manufacturer, please disclose the expected impact on your results of operations, inclusive of the potential expenditures that you may incur related to securing alternate suppliers.

Novartis manufactures tizanidine, the active pharmaceutical ingredient (API) in both Zanaflex tablets and Zanaflex Capsules.  The Company purchases Zanaflex tablets from Novartis and finished bottles of Zanaflex Capsules from Elan pursuant to contract manufacturing agreements with each supplier.  The Company has also arranged for another company, Sharp Corporation, to package and bottle Zanaflex tablets.  The Company does not directly purchase API.  It is the responsibility of each of Novartis and Elan to procure the API required to meet their contractual obligations to supply the Company with product.

The Company does not anticipate an interruption in API supply.  Novartis is currently transferring the methods of manufacturing tizanidine to Rohner, an API manufacturer in Pratteln, Switzerland.  The Company has verified this transfer and plans to audit Rohner’s manufacturing site toward the end of the first quarter of 2006, following the commencement of Rohner’s manufacture of tizanidine.  The Company has also identified an alternate source for tizanidine in collaboration with Elan.  The Company does not anticipate entering into supply agreements for API with either party.  Any cost associated with validating API suppliers will be incurred by Novartis or Elan.  The costs of the Company’s audit of Rohner or any other supplier are not material and are considered part of its normal course of business.

Accordingly, the Company has added disclosure to page 79 that it does not believe this matter will have an impact on its results of operations and it will not incur costs to secure an alternate supply.

Critical Accounting Policies and Estimates, page 51

16.                                 Please provide us with further information to clarify your revenue recognition policy.  Specifically, please address the factors that led you to conclude that you do not meet criterion f. of SFAS No. 48, paragraph 6.  Additionally, please provide us with your analysis of the points outlined in paragraph 8, in particular point c, as it would appear that Elan’s sales history with respect to Zanaflex tablets merits consideration.

The Company believes it does not meet the criteria of paragraph 6 (f), “The amount of future returns can be reasonably estimated,” concerning the guidance in paragraph 8 of SFAS No. 48 for the following reasons:

(a)     The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

There are currently 11 generic versions of tizanidine tablets on the market and they are significantly cheaper than either Zanaflex Capsules or Zanaflex tablets.  In 2004, sales of these generic versions of tizanidine tablets constituted 95% of tizanidine sales in the United States.  The marketplace is price sensitive in that a competitive product with lower pricing could significantly impact the level of the Company’s product sales and returns.

The Company launched Zanaflex Capsules in April 2005.  The capsule form of Zanaflex has several advantages over the tablet form, including prolonged peak blood levels when taken with food, the ability to be opened and sprinkled on food or in a feeding tube, and increased dosing flexibility.  Zanaflex Capsules are not therapeutically equivalent to Zanaflex tablets and therefore are not interchangeable by the pharmacist.  The Company is actively attempting to convert its Zanaflex tablet customer base to Zanaflex Capsules and it is the Company’s intention to complete this process as soon as possible and ultimately to eliminate its tablet business completely.  Therefore, the Company believes that the launch of the capsule form will lead to elimination of demand and obsolescence of the tablets.

(b)     Relatively long periods in which a particular product may be returned and lack of a predictable return rate of capsules based on tablet returns.

The Company’s returns policy states that product may only be returned no less than six months prior, but up to twelve months subsequent, to expiration. As the useful life of the Company’s products ranges from two to three years, product may be returned up to four years after the date of sale.

The Company believes that the level of generic tablet competition provides for a high level of uncertainty regarding the volume of substitute products in the distribution channel. This, coupled with the Company's return policy, creates uncertainty in its ability to reasonably estimate its sales returns.

Further, the Company does not believe that the generic tablet product is a proxy for the returns that it will experience for a patent-protected branded product.  Therefore, under the Company’s return policy, it will be a number of years before the Company is able to begin to identify a meaningful trend of

Zanaflex Capsule returns, given the product expiration dating and the specific period it accepts product returns.

(c)     Absence of historical experience with similar types of sales of similar products.

The Company has no experience estimating the returns associated with a pharmaceutical product. Zanaflex tablets are the Company’s first commercialized product, and Zanaflex Capsules launched in April 2005 is the Company’s first patented product.

The Company did consider the historical returns percentage that was being applied by Elan prior to the Company’s acquisition of Zanaflex tablets and whether it represented a good proxy for the Company’s return rate.  The Company believes the historical returns percentage applied by Elan is not representative of the level of returns it will incur because:

(i)                                     The Company believes that, prior to June 2002, wholesalers established larger then normal inventories of Zanaflex tablets due to expected generic competition.  Therefore, the Company believes the level of historical returns achieved by Elan may be abnormally high and may not be representative of the Company’s approach to the marketplace and is not similar to that of a patent-protected product.

(ii)                                  The returns data the Company received from Elan included both the pre- and post-generic periods.  Given the change in the marketplace because of generic competition during this period, the Company believes there is not a sufficient period of data after tizanidine lost patent protection to demonstrate a consistent pattern to predict its return rate with a reasonable level of certainty.

(iii)                               The Company believes that the launch of Zanaflex Capsules will significantly decrease demand for Zanaflex tablets and accordingly increase the level of tablet returns.

In addition to SFAS 48, the Company considered Staff Accounting Bulletin No. 104, Topic 13A4b, Question 1, which discusses the “other factors” which may preclude a registrant from making a reasonable and reliable estimate of product returns. SAB 104 lists the following:

1.                                          Significant increases in or excess levels of inventory in a distribution channel.

The Company considered two primary factors:

(i)                                     The Company believes that in the first half of 2002, in anticipation of generic competition, Elan provided special wholesaler promotions.

There was an extraordinarily large increase in wholesaler stocking of Zanaflex tablets in early 2002.  This resulted in excess levels of tablet inventory existing at the time of the Zanaflex tablet acquisition.

(ii)                                  There are currently 11 generic versions of tizanidine tablets on the market and they are significantly less expensive than either Zanaflex Capsules or Zanaflex tablets.  In 2004, these generic versions of tizanidine tablets constituted 95% of tizanidine sales in the United States.  Given this level of generic competition and the limited market share of Zanaflex tablets, it is difficult to reasonably measure the level of Zanaflex tablet inventory in the distribution channel.

2.                                          Lack of ‘visibility” into or the inability to determine or observe the levels of inventory in a distribution channel.

The Company has no ability to determine the level of inventory on hand at retailer locations (e.g. pharmacies).  Additionally, the Company does not have formal written agreements with its major wholesale distributors to provide it with timely reports regarding the inventory levels they maintain.

3.                                          Expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products.

As detailed above, the Company believes that the launch of Zanaflex Capsules will impact the demand and future obsolescence of the tablets.

4.                                          The newness of a product.

As detailed above, both Zanaflex Capsules and Zanaflex tablets represents the Company’s first endeavor in commercialized products and, in addition, the Company only began marketing Zanaflex Capsules in April 2005.

17.                                 Given that you recognize revenue based on estimates of end-user prescription demand, please provide us with additional information to clarify your consideration of the following:

•                    Your visibility into the distribution channels and how you monitor the levels of inventory in your distribution channels;

•                    The significance, if any, of a particular distributor to your business;

•                    The impact of existing generic products and end-user demand for those products; and

•                    How you evaluate actual historical prescription user data, retrospectively, in relation to your estimates and whether significant adjustments would result based on actual prescription usage data.

The Company has no ability to determine the level of inventory on hand at retailer locations (e.g., pharmacies).  Additionally, the Company does not have formal written agreements with its major wholesale distributors to provide it with timely reports regarding the inventory levels they maintain.  The Company monitors the levels of inventory in its distribution channel by reconciling amongst the prescriptions written data, as more fully discussed below, the inventory it ships to wholesalers and informal inventory data its national account managers may obtain from its wholesalers.

The top three U.S. wholesalers, AmeriSource Bergen, Cardinal and McKesson, purchase approximately 92% of the Company’s product sold.  The rest is purchased at any time by some or all of 22 regional wholesalers.

Zanaflex tablets are available in generic form. The Company does not actively promote the Zanaflex tablet product and is attempting to convert its tablet customers to Zanaflex Capsules, which are not available in generic form. The Company promotes Zanaflex Capsule to physicians who are high-volume prescribers of both branded and generic tizanidine tablets.

Approximately 80% of the Company’s sales are made through retail pharmacy channels.  The remaining 20% is sold through mail order pharmacy channels.  As described above, the Company monitors certain data points each month to gauge the Company’s level of product sold to end users.  The Company contracts with NDC Health, a leading provider of healthcare data, to provide it with data on the actual number of prescriptions filled each month for both Zanaflex tablets and Zanaflex Capsules. NDC Health has access to prescription information from over 80% of the pharmacies located in the U.S.  The Company uses the prescription data to record its monthly revenues.

18.                                 Please provide us with further information to clarify your accounting for product shipments using the “consignment model,” which implies that you retain the “risks and rewards of ownership” upon shipment to the wholesaler.  Please address the consignment sale criteria outlined in SAB 104, Topic 13.A.2, Question 2, as well as paragraph 6b. of SFAS No. 48.

Upon shipment of the Company’s product to a customer (e.g. wholesaler) the risk of loss and title transfers to the buyer.   At that point the buyer is required to pay for the product and the payment obligation is not contingent upon the reseller selling the product to the retail channel (e.g. pharmacies).  Payment terms are 2% net 30 days, meaning that the buyer gets a 2% cash discount if it pays its invoice within 30 days.

The Company acknowledges that the term “consignment model” could be confusing to an investor and has revised the text accordingly.

19.                                 Please clarify your accounting policy for estimating and recording product returns.  It appears that you record estimates for product returns upon shipment to the wholesaler, which contradicts your assertion that you do not recognize revenue upon shipment to the wholesaler due to your inability to reasonably estimate related product returns.  Please also clarify your policy of recording estimates for product returns through cost of sales, as opposed to contra-revenue.

As previously discussed in response to comment 16, because the Company does not have sufficient experience or information available to reasonably estimate returns with a level of certainty that would enable it to recognize revenue on product shipments, it has adopted an approach to defer the revenue upon shipment of the product.  Upon shipment of product to a customer, the Company captures the cost basis of such product as a component of inventory.  Although the Company can not reasonably estimate product returns to provide for revenue recognition, it does acknowledge that some level of product shipped to customers will be returned under its product return policy.  In summary, the Company’s return policy provides that product can only be returned if it is within six months of its expiration or twelve months after its expiration.

The Company currently does not resell any returned product; rather it is considered unusable and is destroyed.  However, the Company believes it can reasonably estimate a range of product that will ultimately be returned.  Therefore, it is probable that some level of the product shipped will ultimately be returned, and that the Company will incur a loss since it will be unable to resell such product.  Considering all available data, the Company is able to estimate a range of potential returns.  The Company looked to the guidance in paragraph 8 of FASB Statement No. 5 and has recorded a loss accrual representing the cost basis of the low end of the range of the estimated product returns of shipped goods.  This accrual is recognized as a charge to cost of sales rather than revenues since it represents a reduction of inventory costs and not an adjustment to the sales.

20.                                 You state that deferred revenue of $3.6 million and $3.0 million at December 31, 2004 and June 30, 2005 has a high likelihood of being returned.  Please tell us why such amounts are not recorded as accrued product returns.

At December 31, 2004 and June 30, 2005, the Company had deferred revenue of $3.6 million and $3.0 million respectively, derived from sales of certain Zanaflex tablet inventory acquired from Elan in connection with the Zanaflex tablet acquisition. This product had an expiration date of less than 12 months at the time the Company sold it during 2004. We recorded these sales as deferred revenue which is consistent with the Company’s deferred revenue model.

After the product return period expires in June 2006, the Company will recognize revenue only to the extent of unreturned product.  Given that this product inventory had an expiration date of less than 12 months when it was sold, the Company believes there is a high likelihood that a large portion of this product will be returned. The Company does not resell any returned product; instead this product is considered unusable and is destroyed.  In anticipation of its return liability, the Company looked to FASB Statement No. 5, Accounting for Contingencies, and recorded a reserve by charging cost of goods sold for 100% of the inventory cost related to the sales of the short-dated product acquired from Elan.

21.                                 Please expand your disclosure to address your accounting policies related to other items that reduce your gross revenue, such as chargebacks, rebates and discounts, referencing the applicable authoritative literature under GAAP.  Please also clarify whether you record these amounts when revenue is recognized or at the time of product shipment to the wholesaler, as your disclosure herein and in Note 2 to your consolidated financial statements appears contradictory to that in your Results of Operations discussion.

The Company has amended its disclosure of the items that reduce its gross revenues in its critical accounting policies on page 36 and in Note 2 to the consolidated financial statements to address the Staff’s comment and conform its disclosures.

Business — page 53

22.                                 Throughout this section you make a number of claims regarding the size of the market for your products.  See, for example, the second paragraph on page 53 and the next to last paragraphs on pages 55 and 56.  Please provide us with copies of the documents you are relying on to support these claims.  Mark the documents to show the location of the information you are relying on to support each claim.

The Company is attaching marked copies of the documents upon which it is relying to support these claims as Annex A.

Collaborations, Alliances and License Agreements — page 71

23.                                 Please revise the discussions of each of your agreements to include the following additional information:

•                    Amounts paid to date, including up front payments, periodic licensing fees, milestone payments and royalty payments;

•                    Aggregate potential milestone payments;

•                    Quantify minimum royalty provisions, if any; and

•                    Expiration and termination provisions.

The Company has added the requested disclosure, with one exception.  The license agreement with Cornell Research Foundation, Inc. is the only agreement that contains a minimum royalty provision.  The Company believes that this minimum royalty provision constitutes commercial or financial information that is exempt from disclosure for the reasons set forth in our Confidential Treatment Request dated October 5, 2005.  Accordingly, we have not included this disclosure in Amendment No. 1.

Management — page 86

24.                                 Please revise the second table on page 93 to include all of the information about the option grants in the last fiscal year specified in Item 402(c) of Regulation S-K.

The Company has revised this table, which now appears on page 97.

Principal Stockholders — page 99

25.                                 For each identified stockholder that is not a natural person or a public reporting company, identify the natural person or persons that have voting and investment control.

The Company has added the requested disclosure on pages 105-106.

Underwriting — page 110

26.                                 Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate may offer and/or sell the shares electronically.  If so, identify them in this section and disclose that they will be offering the shares electronically.  Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

Banc of America Securities LLC (“BAS”) has advised the Company that it will not accept indications of interest, offers to purchase or otherwise offer and/or sell securities electronically, nor will it confirm sales electronically.  However, it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting these documents on the i-Deal website.  These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto.  Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience.  BAS will not be relying on electronic delivery to meet its delivery obligations under the federal securities laws.  No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities

Act.  BAS will only deliver hard copies of the final prospectus to its customers.  We understand that Ms. Kristina Wyatt of the Staff reviewed and approved BAS’ electronic offering procedures and that BAS continues to employ the same procedures as those reviewed by Ms. Wyatt.

27.                                 We note that you intend to do a “directed share offering”.  Please disclose in this section the number of shares you will offer and to whom you will make the offer.  Provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter”.  Tell us when you first sent them or intend to send them to these potential purchasers.  Tell us whether the sale will be handled by you directly or by the underwriting syndicate.  Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.  We may have further comments.

The  Company respectfully submits that the disclosure in this section adequately describes the number of shares to be offered in the directed share program and to whom such offer will be made.  The sale of the shares in the directed share program will be made by BAS.  The Company and the underwriter will meet all of the requirements of Section 5 of the Securities Act of 1933 and Rule 134.  The Company and the underwriter will only provide the materials at such time as a preliminary prospectus can be distributed and will provide potential participants with a final prospectus at such time as the Registration Statement becomes effective.  We understand that Ms. Kristina Wyatt and Mr. Mark Vilardo of the Staff reviewed and approved the i-Deal procedures that BAS will employ in making the offering and confirms that BAS will employ the same procedures as those reviewed by Ms. Wyatt and Mr. Vilardo.

28.                                 Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet.  Also, tell us who the party is and the address of the website.  Describe the material terms of the agreement and provide us with a copy of any written agreement.  Provide us with copies of all information concerning your company or the offering that appears on the third party website.  We may have further comments.

BAS has advised the Company that it has no arrangement with a third party to host or access the preliminary prospectus on the Internet.  While BAS has contracted with NetRoadshow, Inc. to conduct an electronic road show on the www.netroadshow.com web site, the purpose of this contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the electronic road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person.  In addition, pursuant to Rule 433(d)(8)(ii), BAS has contracted with NetRoadshow, Inc. to conduct a “bona fide electronic road show” available without restriction to any potential investor on the www.retailroadshow.com web site.  An electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to attendees at the live road show, will be made available on both the www.netroadshow.com and the www.retailroadshow.com web sites.

Currently, no information regarding the Company or the offering appears on either web site.

29.                                 Confirm that you have described the nature and extent of any possible short sales by the underwriters.  To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of Corporation Finance’s “Current Issues Outline” regarding syndicate short sales.  The June 16, 2000 version is available on the SEC’s website, www.sec.gov.

We confirm that we believe, after consulting with the representatives, that the disclosure in the “Underwriting” section of the prospectus describes the nature and extent of possible short sales, including addressing the points in the Division of Corporate Finance’s “Current Issues Outline.”

Report of Independent Registered Public Accounting Firm, page F-2

30.                                 We note that your independent auditors’ report is not final with respect to the dual-dating of the financial statements to reflect the expected stock split.  Prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report.  Additionally, please remove all references in the document that allude to the fact that you have not yet finalized the stock split and revise all related disclosures accordingly.

The Company will address the Staff’s comment in a future filing prior to its registration statement being declared effective.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page F-18

31.                                 Please include the information required by Rule 5-04 of Regulation S-X, either herein or in a separate schedule, for your allowance for doubtful accounts as of December 31, 2004 and June 30, 2005.

Note 2 has been revised to include the following: “The Company has not recorded a reserve for doubtful accounts as of December 31, 2004 or September 30, 2005 (unaudited) as management believes all outstanding accounts receivable are fully collectible.”

Note (9) Common Stock Options and Warrants, page F-31

32.                                 Please expand your disclosure to include an itemized chronological schedule covering all equity instruments issued since January 1, 2004 through the date of your response.  Please also provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance.  In addition, please disclose the following in the financial statements:

•                    the date of the transaction;

•                    the number of shares/options/warrants granted or issued;

•                    the exercise price or per share amount paid;

•                    management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;

•                    whether the valuation was contemporaneous or retrospective;

•                    the intrinsic value, if any, per option and warrants;

•                    the identity of the recipient, indicating if the recipient was a related party;

•                    the amount of any compensation expense recognized; and

•                    significant factors contributing to the difference between the fair value as of the date of each grant and your estimated IPO price.

The Company has revised its disclosure in Note 9 to the consolidated financial statements to address the Staff’s comment, with the exception of a “Fair Market Value at Grant Date” and “Intrinsic Value” for options granted in 2005.  The Company will include this disclosure in a pre-effective amendment prior to printing preliminary prospectuses.  In calculating compensation expense in its financial statements, the Company has used $11.00 and not its own internal contemporaneous valuation of $8.14 per share that was determined at the time that these options were granted, based on the Company’s understanding of the SEC’s guidelines with respect to compensation expense for stock options granted within specified periods prior to filing a registration statement for an IPO.  The $11.00 price is based upon input from the proposed managing underwriters for the IPO, based on current market conditions, as to their estimate of what the mid-point of the anticipated IPO filing range would be if preliminary prospectuses were to be distributed at this time.  The Company has not included reference to $11.00 in Amendment No. 1 given (i) the volatility of the biopharmaceutical IPO market and the impact that market fluctuations could have on the perceived market price for the Company’s common stock and (ii) that the offering will not occur until, at the earliest, January 2006.  If the actual price range included in the preliminary prospectus is different from this estimated price range, the compensation charge may be adjusted accordingly.

Note (15) Zanaflex Asset Purchase Agreement, page F-41

33.                                 Please clarify your recognition of contra-revenue of $4.1 million related to Elan’s sales of Zanaflex tablets.  Specifically, tell us if any deferred revenue was recorded at the time of acquisition and address your consideration of the obligation as an assumed liability at the time of acquisition.  Please cite the authoritative literature used to support your treatment.

The Zanaflex acquisition agreement states that Elan was responsible for all Zanaflex tablet returns for a period of 180-days from the consummation of the agreement.  Although the Company believed that  the old or short-dated product originally sold by Elan that existed in the distribution channel and was returnable during that 180-day period generally was, in fact, returned to Elan during that period, in the first quarter of 2005 the Company began to realize that some of the product originally sold by Elan may still be in the distribution channel.  The Company considered this to be a type I subsequent event.  The Company's initial returns policy stated that it would only accept returns of product sold by the Company.  Subsequently, the Company changed its returns policy, to state it would accept all returns regardless of seller to conform to industry standards and maintain good business relationships with its wholesalers.  At the date of the Zanaflex acquisition, given the 180-day return period assumed by Elan subsequent to the acquisition, neither management nor the Company’s Board believed that the Company had any material financial exposure to this matter nor was it contemplated in its decision making process on whether to consummate the transaction.  Since the refund for the returned product was ultimately made to a customer, the Company considered the guidance in EITF 01-9 that states that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

34.                                 We acknowledge your letter dated October 26, 2005.  We believe the Zanaflex asset purchase represents a business under Regulation S-X 210.11-01(d)(1).  Please furnish the required financial statements.

The Company is sending, concurrent with the filing of Amendment No. 1, a letter to Ms. Carol Stacey at the Office of the Chief Accountant seeking her agreement to the Company’s proposal that it include certain audited financial information in lieu of complete audited financial statements for the Zanaflex asset purchase.  The Company will include disclosure based upon Ms. Stacey’s advice in a pre-effective amendment prior to printing preliminary prospectuses.

The Company would very much appreciate the Staff’s prompt review of this amendment.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet

Ellen B. Corenswet